SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **July 17, 2000**

NORTHERN TRUST CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-5965	**36-2723087**
(Commission File Number)	**(IRS Employer Identification No.)**

Fifty South LaSalle Street, Chicago, Illinois	**60675**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code **(312) 630-6000**

Item 5. Other Events

The information contained in the registrant's July 17, 2000 press release, reporting on the registrant's earnings for the second quarter of 2000, a copy of which is filed as Exhibit 99 hereto, is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

(c) Exhibits:

Exhibit 99 July 17, 2000 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHERN TRUST CORPORATION
(Registrant)

Dated: July 17, 2000

By: /s/Perry R. Pero
Perry R. Pero
Vice Chairman
and Chief Financial Officer

EXHIBIT INDEX

Number	Description	Page Number
99	July 17, 2000 Press Release	5